FORM 12b-25

NOTIFICATION OF LATE FILING


(Check one):
	Form 10-K
	Form 20-F
	Form 11-K
      X Form 10-Q
	Form N-SAR
	Form N-CSR

For the Transition Period Ended: 30 Spetember 2018

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: File number 000-55814


PART I -- REGISTRANT INFORMATION

Victor W. Wong
Full Name of Registrant

3709 Promontory Point Drive, Suite A129
Address of Principal Executive Office (Street and Number)

Austin, TX 78744
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


	|(a)	The reasons described in reasonable detail in Part III of this
	|form could not be eliminated without unreasonable effort or expense;
	|
 	|(b)	The subject annual report, semi-annual report, transition
	|report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
   X |portion thereof, will be filed on or before the fifteenth calendar day |following the prescribed due date; or the subject quarterly report or |transition report on Form 10-Q, or portion thereof, will be filed on or |before the fifth calendar day following the prescribed due date; and
	|
 	|(c)	The accountant's statement or other exhibit required by Rule
	|12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Form 12b-25 Narrative Statement:

Additional time to complete the auditor's review of the financial stsatements are required in order to complete the 10-Q prior to filing.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


 Victor Wong         ( 512 )	   337-8860
 (Name)	           (Area Code)	  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes X No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes    No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 Victor W. Wong
    ________________________________________

  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Dated:  15 November 2018	By:  	/s/ Victor Wong

 	President